

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 19, 2009

By Facsimile ((949) 475-4703) and U.S. Mail

Michelle A. Hodges, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612

> **Re: Emulex Corporation**
> **Additional Definitive Soliciting Materials**
> **Filed June 15, 2009**
> **File No. 001-31353**

Dear Ms. Hodges:

We have reviewed your filing and have the following comment.

Additional Definitive Soliciting Materials

1.   Please refer to the letter to stockholders dated June 15, 2009. It does not appear that your presentation of non-GAAP earnings per share of $1.45 for fiscal year 2012 complies with Rule 100(a)(1) of Regulation G. Please revise or advise.

Closing Information

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions